UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CURE PHARMACEUTICAL HOLDING CORP.
(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

23127P104

(CUSIP Number)

c/o Robert Davidson

CURE Pharmaceutical Holding Corp.

1620 Beacon Place

Oxnard, California 93033

(805) 824-0410

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 7, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23127P104

1	NAMES OF REPORTING PERSONS Hangar202, LLC, fka The Branstetter Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,579,109
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,579,109
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,109
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON IV

__________

* Ownership information above is as of the end of business on January 30, 2019.

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CUSIP No. 23127P104

1	NAMES OF REPORTING PERSONS Ian Sephton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,289,554.5
	6	SHARED VOTING POWER 2,579,109
	7	SOLE DISPOSITIVE POWER 1,289,554.5
	8	SHARED DISPOSITIVE POWER 2,579,109

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,109
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON IN

______________

* Ownership information above is as of the end of business on January 30, 2019.

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CUSIP No. 23127P104

1	NAMES OF REPORTING PERSONS Vic Branstetter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,704,109
	6	SHARED VOTING POWER 1,289,554.5
	7	SOLE DISPOSITIVE POWER 2,704,109
	8	SHARED DISPOSITIVE POWER 1,289,554.5

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,704,109
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON IN

______________

* Ownership information above is as of the end of business on January 30, 2019.

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Item 1.

(a) The name of the issuer is Cure Pharmaceutical Holding Corp., a Nevada corporation (the “Issuer”)

(b) The principal office of the Issuer is located at 1620 Beacon Place, Oxnard, California 93033.

Item 2.

(a) Name of person filing:

(i) Hangar202, LLC, fka The Branstetter Group, LLC (“Hangar202”), with respect to the shares of the Issuer (the “Shares”) directly and beneficially owned by it;

(ii) Ian Sephton (“Sephton”), as managing member of Hangar202; and

(iii) Vic Branstetter (“Branstetter”), as manager of Hangar202.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Accordingly, the Reporting Persons are hereby filing a joint Schedule 13G.

(b) The business address of each of Hangar202, Sephton and Branstetter is 271 N. Sepulveda Blvd., Suite 103, Manhattan Beach, California 90266.

(c) Citizenship:

(i) Hangar202 is formed in the state of California;

(ii) Sephton is a US citizen; and

(iii) Branstetter is a US citizen.

(d) This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of the Issuer.

(e) The CUSIP Number of the Common Stock is 23127P104.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ( 12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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Item 4. Ownership

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on January 30, 2019, the business day before the filing date of this Schedule 13G, and is also accurate as of the Event Date of November 7, 2016, being the date upon which the beneficial ownership of the Reporting Persons exceeded 5% of all of the outstanding Shares. The percentage beneficial ownership contained herein is based on 26,250,871 shares of Common Stock outstanding as of January 30, 2019.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a) Not applicable.

(b) Not applicable.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2019 HANGAR202, LLC

By:	/s/ Ian Sephton
Ian Sephton
Title:	Managing Member

IAN SEPHTON

By:	/s/ Ian Sephton
Ian Sephton

VIC BRANSTETTER

By:	/s/ Vic Branstetter
Vic Branstetter

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